

February 22, 2016

Via Email
Mr. D. Craig Kesler, CFO
Eagle Materials Inc.
3811 Turtle Creek Blvd., Suite 1100
Dallas, Texas 75219

> **Re:** **Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed May 22, 2015**
> **File No. 1-12984**

Dear Mr. Kesler:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances then please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 33

Results of Operations, page 34

We note your disclosure on page 6 that you transport cement principally by rail and your disclosure on page 23 that reductions in the availability of rail transportation could materially adversely affect your operating profits. We note that in your first quarter earnings call for fiscal year 2015 you discussed the impact rail congestion had on your Cement and Gypsum Wallboard segments, and in your second quarter earnings call for fiscal year 2015 you noted that rail congestion continued to impact your Cement segment. In future filings, please provide a comprehensive discussion and analysis of any known trends or uncertainties that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition as well as any specific material risk factors disclosure. See Item 303(a)(3)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christopher Ronne at (202) 551-6156 or Craig Slivka at (202) 551-3729 if you have any questions regarding this comment.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief